
Muvr
Muvr
Movers On-Demand
Full Service Moving Technology Platform
Revolutionizing the Industry & Bringing Peace of Mind to Gig Workers & Customers

INVEST IN **MUVR**

Fueling the Future of AI-Powered Logistics

muvr.io Los Angeles, CA Technology Marketplace B2B SaaS AR & VR

Highlights

Fast Growth
Revenue growing 2X/yr for at least prior 6 months

Profitable
Profitable for prior 3 months and expect same in future

$1M+ Revenue
Earned over the last 12 months

1. $1.2M+ in Revenue (2024) - Strong traction in first full year, proving strong market demand.
2. On Track for $15M+ in 2025 - Scaling rapidly with national expansion and key partnerships.
3. 50,000+ Users & Thousands of Monthly Orders - Demand is skyrocketing.
4. Nationwide Gig Workforce in All 50 States - Movers & drivers ready for expansion.
5. Retail Partnerships with Major Brands - Collaborating with IKEA, Bob's Furniture, Ashley's, and more
6. AI-Powered Logistics Platform - Optimizing pricing, routing, and job matching for maximum efficiency
7. Experienced Founder & Industry Experts - Led by Rico Suarez, with a team of logistics and tech pros.
8. Massive Market Opportunity ($150B+) - Expanding into the $20B+ junk removal industry.

Our Team



Rico Suarez Founder & CEO

A visionary entrepreneur with expertise in logistics, AI-driven marketplaces, and the gig economy. Rico has built online businesses and understands firsthand the inefficiencies of moving and delivery, giving him a unique edge in disrupting the industry.



Daniel Carter CTO

Daniel leads AI innovation and platform development, ensuring Muvr's proprietary machine learning algorithms drive efficiency and scale. Daniel is spearheading Muvr's predictive analytics, real-time dispatch, and seamless API integrations.



Sophia Ramirez COO

Sophia oversees nationwide expansion, operational efficiency, and gig workforce management. With experience in scaling marketplace platforms, she ensures Muvr's logistics engine runs seamlessly as we expand across the U.S. and internationally.

Muvr AI Agents AI-Powered Leadership Support

Muvr leverages a suite of AI-powered agents to optimize business intelligence, operational forecasting, & customer service. These AI agents analyze demand patterns, enhance gig worker dispatch, and automate logistics workflows, allowing the team to scale.

On-Demand Moving, Delivery & Junk Removal – AI-Powered & Hassle-Free.

Americans spend over $150B annually on moving and delivery services, yet the industry is broken.

Our Story: A Mission Rooted in Experience

My journey with Muvr isn't just about creating another platform; it's about reshaping an industry. An accident that nearly claimed my life became the catalyst for my vision. During my recovery, I realized that I'd been given a second chance to make a profound difference. Drawing from my own experience as a gig worker, I committed myself to building a platform that would revolutionize the industry by placing control back into the hands of those who power it - the gig workers themselves.



Empowerment and Fairness at the Core

Muvr's foundation rests on a simple yet transformative principle: ensuring that gig workers have control, respect, and fair compensation. Our mission is deeply personal. It's about creating a community-driven platform where workers are valued, respected, and fairly compensated for their hard work.


Muvr
Revolutionizing Logistics With AI
Muvr
Move with ease

"The Future of Moving, Delivery & Junk Removal is Here."

Muvr is revolutionizing logistics with AI-powered automation, real-time job matching, and a seamless customer experience.

No more overpriced moving companies, unreliable delivery services, or last-minute cancellations. With Muvr, you book in seconds, and our AI does the rest.

Scalable, high-margin, and built for massive growth—this is the Uber for moving.


Muvr
Introduction & Vision
Muvr is an AI-powered logistics platform transforming moving, last-mile delivery, and junk removal through automated dispatch, predictive pricing, and real-time optimization. Positioned to disrupt the $150B+ U.S. logistics industry, Muvr is scaling rapidly with a high-margin, scalable marketplace model.
AI-Driven Automation: Enhances efficiency and reduces costs.
Built-In Demand: Partnered with retailers, property managers, and waste management firms.
Scalable Marketplace: Gig workforce supply in all 50 U.S. states and international pilots launching in LATAM & APAC.
Multiple Revenue Streams: Moving, delivery, junk removal, SaaS API partnerships, and premium services.
Massive Market Potential: Expanding from 100 stores to 100,000+ retail & commercial partners.

⍰ The Problem

Moving, delivery, and junk removal are broken. The industry is outdated, expensive, and filled with unreliable service providers. Customers deal with last-minute cancellations, hidden fees, and slow, inefficient booking systems.

At the same time, gig workers struggle to find steady, high-paying jobs. Traditional moving companies operate on rigid schedules, limiting earning potential for independent workers. Meanwhile, retailers face massive last-mile delivery challenges, leaving customers frustrated and impacting sales.

This is a $150B+ industry stuck in the past. It's time for an upgrade.


Muvr
Problem & Solution
The Challenge: A Fragmented, Outdated Logistics Industry
High moving & delivery costs due to inefficiencies.
Retailers lack affordable last-mile solutions for large-item purchases.
Consumers struggle with unreliable movers & junk removal services.
The Muvr Solution: AI-Powered, On-Demand Logistics
Real-Time AI Dispatch: Faster matching for movers & deliveries.
Dynamic Pricing & Predictive Analytics: Optimized cost & efficiency.
Retail & Property Partnerships: Built-in demand stream from business integrations.

Our Solution

Muvr is the Uber for moving, delivery, and junk removal, powered by AI-driven logistics. We connect customers, retailers, and gig workers in real-time, making the process seamless, affordable, and scalable.

Instant Booking – Customers can instantly book vetted movers and delivery professionals.

AI-Powered Pricing & Routing – Optimizes job matching, reduces inefficiencies, and lowers costs.

Retailer Integrations – Plug directly into major retailers for frictionless delivery & fulfillment.

Gig Worker Flexibility – Movers & drivers earn more with higher-paying, on-demand jobs.

Muvr isn't just a marketplace—it's an intelligent logistics engine built to scale.


Muvr
Market Opportunity
Total Addressable Market (TAM)
01
$150B+
U.S. logistics market
02
$50B+
Last-mile delivery market (20% YoY growth)
03
$20B+
Junk removal & property cleanouts sector
LATAM & APAC expansion unlocks additional multi-billion-dollar markets
Why Now?
Rising e-commerce, consumer expectations for same-day delivery, and urbanization trends make this the perfect time for disruption.

▯ The Market Opportunity

▯ $150B+ moving & logistics industry – Dominated by outdated players with no real tech innovation.

▯ $20B+ junk removal market – A rapidly growing segment with high margins and low competition.

▯ 50,000+ furniture & appliance stores nationwide – All needing affordable last-mile delivery solutions.

Retailers, property managers, and consumers are demanding a better solution. Muvr is here to deliver it.


Muvr
Product Showcase and AI Features
AI-powered dispatch & real-time tracking
Dynamic pricing & demand forecasting
User-friendly customer & gig worker interfaces.
Machine learning routes movers efficiently, reducing costs.
Automated gig worker allocation boosts job fulfillment rates.
Get Paid To Move And Deliver Furniture
$35.50

Muvr's AI-powered logistics platform is built for efficiency, scalability, and seamless user experience.

 Faster & Smarter Dispatch – AI optimizes job assignments, reducing downtime and increasing fulfillment rates.

 Dynamic Pricing & Demand Forecasting – Real-time adjustments ensure competitive pricing for customers and maximized earnings for gig workers.

 Seamless Customer & Gig Worker Interfaces – Designed for ease of use, from instant booking to job tracking.

By leveraging machine learning and automation, Muvr creates a high-margin, scalable logistics ecosystem that outperforms traditional moving and delivery services.

Muvr

Competitive Market Analysis

How Muvr Stands Out Against Competitors

Feature	Muvr	LALAMOVE	Uber Freight	TaskRabbit
AI- powered Dispatch	✓	✗	✗	✗
Multi-service Integration	✓	✗	✗	✗
Retailer & API Partnership	✓	✗	✗	✗
First mover advantages in US.	✓	✗	✗	✗
Integrated Junk removal Services	✓	✗	✗	✗

Business Model & Revenue Streams

Commission-Based Revenue – We take a percentage of every transaction.

Retailer Partnerships & API Integrations – Last-mile delivery at scale.

Junk Removal Services – Expanding into the high-margin waste removal industry.

Future Plans: AI-powered upsells & subscription-based services.

We make money on every transaction, whether it's a local move, same-day furniture delivery, or junk haul-away. As we scale, so do our margins.


Muvr
Revenue Model & Growth Plan
Projected Growth by 2028
$300M+
65%
62%
60%
58%
50%
$150M
$50M
$15M
$1.3M
VALUE IN MILLIONS

*Future projections are not guaranteed.

Traction & Growth

$1.2M+ in revenue (2024), on track for $15M+ in 2025.

50,000+ users and thousands of orders per month.

Partnered with major national retailers.

Expanding nationwide, with pilots planned in LATAM & APAC.

We've already proven the model in Southern California and are now rolling out nationwide. The demand is real. The market is massive. Now is the time to scale.


Customer, Gig Worker & Business Testimonials
Muvr
Real-World Proof of Muvr's Impact
Customer Testimonial
"Muvr made my move effortless. I scheduled a last-minute move, and within an hour, a team was at my door. The pricing was transparent, and the entire process was smooth!"
– Sarah K., Los Angeles, CA
Business Testimonial
"Partnering with Muvr has significantly improved our customer satisfaction. Our customers now have access to same-day, on-demand delivery, which has helped increase our in-store sales."
– Regional Manager, Crate & Barrel
Gig Worker Testimonial
"I was doing gig work for food delivery, but Muvr lets me earn way more per job while working fewer hours. The app makes it easy to find jobs near me."
– Jonathan T., Muvr Driver & Mover

Muvr is more than just a logistics platform—it's a proven, high-demand solution that benefits customers, businesses, and gig workers alike.

▯ Happy Customers: Fast, affordable, and seamless moving & delivery experiences.

▯ Thriving Business Partners: Retailers & property managers increase sales with on-demand fulfillment.

▯ Empowered Gig Workers: Higher earnings, flexible schedules, and more job opportunities.

With strong traction and real-world impact, Muvr is positioned for massive scale and high-margin growth.


Exit Strategy & Investor ROI
Clear Path to High-Multiple Liquidity
$25M
Projected Valuation Growth in 2024
$1B+
Projected Valuation Growth by 2028
10X – 100X
Returns on early-stage investment.
Muvr
Exit Options
IPO (Nasdaq/NYSE Listing)
Targeted by 2028.
Acquisition by Major Players
Uber Freight, Amazon, FedEx, Instacart, Lalamove.
Private Equity Buyout
Logistics-focused investment firms.

*Future Projections are not guaranteed.

Muvr isn't just building a business—we're creating the future of AI-powered logistics.

With a clear path to IPO, acquisition, or private equity exit, our investors have the opportunity for 10X–100X returns as we scale nationwide and expand internationally.

But execution is key. Our next focus: scaling operations, solidifying market dominance, and mitigating risks to ensure long-term growth.

Muvr

Risk Mitigation & Scalability Strategy

Risk Factor	Potential Impact	Mitigation Strategy
Customer Acquisition Costs	Slower profitability	API partnerships & referrals lower CAC by 30%
Regulatory & Compliance	Expansion delays	Early legal/compliance planning for U.S. & international pilots.
Gig Workforce Payout Inflation	Higher labor costs	AI-driven payout models adjust dynamically.
Economic Downturn	Lower demand	B2B contracts provide revenue stability.

With a scalable model, proven traction, and AI-driven efficiency, Muvr is built for long-term profitability and market dominance.

As we expand nationwide and enter global markets, strategic investment will allow us to:

- Enhance AI capabilities for even greater efficiency and automation.
- Accelerate market expansion into 100+ metro areas.
- Scale customer acquisition and solidify retail partnerships.

Now, we're raising $5M to fuel this next phase of hypergrowth. Here's how we'll deploy the capital for maximum impact.


Muvr
Funding Ask & Use of Funds
$5Million
Investment Required
Investment Breakdown
30% Technology Development
40% Market Expansion & Ops
20% Customer Acquisition
10% Talent & Workforce Growth

*7.9% of all funds raised will be used to pay Wefunder fees.

▯ Use of Funds

Your investment will help us scale operations, improve AI technology, and expand nationwide.

▯ 40% – Market Expansion & Operations (Launching in 100 new cities)

▯ 30% – Technology Development (AI logistics, predictive analytics, and API expansion)

▯ 20% – Customer Acquisition & Retail Partnerships

▯ 10% – Talent & Workforce Growth

Join Us & Invest in the Future of Moving, Delivery & Junk Removal

Muvr is revolutionizing logistics with AI and on-demand services, just like Uber transformed ridesharing.

Be part of the future of logistics. Invest today and join us in disrupting a $150B+ industry.